SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                 RYANAIR LAUNCHES FIVE NEW ROUTES FROM SHANNON

                TO BIARRITZ, CARCASSONNE, FARO, KRAKOW & VENICE

           AND ALSO FREQUENCY INCREASES TO BARCELONA, MALAGA & MILAN

Ryanair, Europe's largest low fares airline, today (Wednesday, 29th March 2006) announced five new routes from its Shannon base to Biarritz and Carcassonne in the South of France, Faro in Portugal, Krakow in Poland and Venice in Italy, as well as increased frequency on routes from Shannon to Barcelona Malaga and Milan. The new routes will start on 12th October and bring the total number of destinations served by Ryanair in Shannon to 24.

In Shannon today, Ryanair's CEO, Michael O'Leary said:

        "Ryanair's expansion makes Shannon one of the best served regions of its size anywhere in Europe and is a major boost to tourism and business in the mid-west, bringing 240 new jobs, 240,000 additional passengers and EUR55M more tourism spend.

        "From September, Ryanair will base a fourth Boeing 737-800 aircraft in Shannon, bringing our investment in Shannon to over $240M that will deliver 1.7M passengers per annum, sustain 1,700 jobs in the mid-west and allow passengers to enjoy savings of EUR170M compared to the high fares of Aer Lingus.

        "These five new routes are available today on www.ryanair.com and we advise passengers to book early as demand will be very strong".

Niall Gibbons, Director of Corporate Services and Policy, Tourism Ireland, said:

        "Overseas visitors performance from Europe was the powerhouse of tourism growth last year, fuelled largely by the excellent growth in air access by Ryanair and other carriers. The 40% increase in direct air access from Europe into the island of Ireland last summer underpinned a record-breaking performance from the European markets, which saw overseas visits grow by almost 20%. Tourism Ireland will continue with its policy of encouraging the best possible regional spread when carriers are considering introducing new routes and services. Our ultimate goal is to increase the number of overseas visitors to the island of Ireland in 2006 to 8.5 million and we look forward to working closely with Ryanair and other carriers to help achieve our goal."


Martin Moroney, Director of Shannon Airport said:

        "This is another exciting day for Shannon International Airport. The further development of Ryanair's Shannon base is a great boost for the airport and the region and further establishes Shannon as Ireland's low cost gateway. We are also delighted to see Ryanair add additional frequencies to their Barcelona, Malaga and Milan routes, as this proves the success of these routes in their first year of operation. We wish Ryanair every success with these additional routes and urge the business and tourist sector to fully capitalise on this increased connectivity to Europe".

For New Routes and Increased Frequencies - PTO

NEW ROUTES


Destination              Days                Fare *        Commencement Date

Biarritz             1 - - - 5 - - 7          EUR4.99       12th October 2006

Carcassonne          -2 - - 5 - - 7           EUR4.99       12th Oct

Faro                  - -3 - - - 6-           EUR9.99       12th Oct

Krakow              - - - 4 - - 6 -           EUR9.99       12th Oct

Venice               1 - 3 - 5 - 7            EUR5.99       12th Oct


INCREASED FREQUENCIES


Destination                Days            Fare *         Commencement Date

Girona                1 - 3 4 5 - 7       EUR21.49           12th Oct

Malaga                   1 - 3 - 6        EUR9.99            12th Oct

Milan                 1 - 3 - 5 - 7       EUR24.99           12th Oct



* One-way excluding taxes


Ends.     Wednesday, 29th March 2006


For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 8121228        Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 March 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director